SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CARAVELLE INTERNATIONAL GROUP

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G1901X108

(CUSIP Number)

19 West 44th Street, Suite 1001

New York, NY 10036

+1 315 999 1999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Jinyu Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,525,181(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 79,525,181(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,525,181(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 68.78%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Including (1) 20,000,000 Ordinary Shares held of record by High-Trend Holdings USA LLC (“High-Trend”), (2) 35,480,000 Ordinary Shares issued to High-Trend pursuant to the conversion of the Note (as described below), and (3) 24,045,181 Ordinary Shares issuable upon exercise of the Warrant (as defined below), subject to certain adjustments provided in the Warrant. Jinyu Chang is the controlling person of High-Trend.

(2)	Based on a total of 115,614,760 Ordinary Shares outstanding calculated by adding (1) 56,089,579 outstanding Ordinary Shares as of August 19, 2024, as disclosed by the Issuer on its Annual Report on Form 20-F for the fiscal year ended October 31, 2023 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2024, and (2) 35,480,000 Ordinary Shares issued to High-Trend (as defined below) pursuant to the conversion of the Note (as described below), and (3) 24,045,181Ordinary Shares issuable upon exercise of the Warrant (as defined below), subject to certain adjustments provided in the Warrant.

1	NAME OF REPORTING PERSONS High-Trend Holdings USA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,525,181(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 79,525,181(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,525,181(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.78%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Including (1) 20,000,000 Ordinary Shares held of record by High-Trend, (2) 35,480,000 Ordinary Shares issued to High-Trend pursuant to the conversion of the Note (as described below), and (3) 24,045,181 Ordinary Shares issuable upon exercise of the Warrant (as defined below), subject to certain adjustments provided in the Warrant. Jinyu Chang is the controlling person of High-Trend.

(2)	Based on a total of 115,614,760 Ordinary Shares outstanding calculated by adding (1) 56,089,579 outstanding Ordinary Shares as of August 19, 2024, as disclosed by the Issuer on its Annual Report on Form 20-F for the fiscal year ended October 31, 2023 filed with the Commission on September 9, 2024, and (2) 35,480,000 Ordinary Shares issued to High-Trend (as defined below) pursuant to the conversion of the Note (as described below), and (3) 24,045,181 Ordinary Shares issuable upon exercise of the Warrant (as defined below), subject to certain adjustments provided in the Warrant.

Explanatory Note

This Amendment No. 1 to Schedule 13D dated September 27, 2024 (the “Amendment”) is being filed by Mr. Jinyu Chang (the “Acquiror”) and High-Trend Holdings USA LLC (“High-Trend”), which is controlled by the Acquiror (“High-Trend” and, together with the Acquiror, the “Reporting Persons”), to report, among other things, certain changes to the Reporting Persons’ beneficial ownership of Ordinary Shares as a result of the consummation of a private placement financing by the Issuer of a senior unsecured original issue 25% discount convertible promissory note (the “Note”) and a warrant (the “Warrant”) issued to High-Trend pursuant to a securities purchase agreement (the “Agreement”) dated September 16, 2024 by and between the Company and High-Trend (collectively, the “CB Transaction”). This Amendment amends the initial Schedule 13D filed by the Reporting Persons on July 18, 2024 (the “Initial Statement”, together with this Amendment, the “Statement”).

Except as modified and/or restated by the information provided in this Amendment, the information that appeared in the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Schedule 13D.

As reported in the Form 6-K submitted by the Isser with the Commission on September 20, 2024 (the “CB 6-K”), the Issuer closed the CB Transaction on September 16, 2024. by issuing the Note with a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest rate. The Note has a 12-month maturity and is convertible into the Company’s Ordinary Shares at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the Note. The conversion price of $0.10 reflects a 67.92% discount on the closing price of the Ordinary Shares on NASDAQ on the date of issuance of the Note (the closing price of the Ordinary Shares on NASDAQ on such date was $0.3118). The Issuer issued 35,480,000 Ordinary Shares (the “Note Conversion Shares”) to High-Trend as a result of its conversion of the Note on or about September 23, 2024. The Warrant is exercisable for five years following its issuance for the number of Ordinary Shares equal to 150% of the funded amount, which equals 24,045,181 Ordinary Shares (the “Warrant Shares”), at an initial exercise price equal to $0.166 per share, subject to adjustment.

The disclosure regarding the Agreement, the Note and the Warrant is not purported to be completed and is qualified in its entirety by the Agreement, the Note and the Warrant, attached hereto as Exhibits 4.1, 4.2 and 4.3, which are incorporated by reference in their entirety into this Amendment.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Caravelle International group, a Cayman Islands exempted company (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore 409051.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CACO” and will be changed to “HTCO” as of September 30, 2024.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the consummation of the CB Transaction, the Acquiror, through its controlled entity High-Trend, acquired (i) the Note and, subsequently, the beneficial ownership of Note Conversion Shares as a result of High-Trend’s conversion of the Note on or about September 23, 2024, and (ii) the Warrant and may be deemed to beneficially own the Warrant Shares pursuant to Rule 13d-3(d)(1)(i). High-Trend acquired the Note and the Warrant pursuant to the CB Transactions as described in the Explanatory Note, which is incorporated by reference hereto.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

Other than as described therein, or as described under Item 5 below, neither the Acquiror nor any other Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

The Acquiror controls High-Trend. The power to vote or dispose of the shares beneficially owned by Acquiror is not shared.

Except as provided herein, the information set forth in Item 5 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 5 of Schedule 13D, and is hereby supplemented to include the following:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) Other than the Transaction described below, neither Reporting Party has engaged in any other transaction to sell or purchase any Ordinary Shares within the past 60 days.

As reported in the CB 6-K, the Issuer closed the CB Transaction, in which it issued the Note and the Warrant to High-Trend pursuant to the Agreement.

Beneficial ownership of the Note Conversion Shares

The Note has a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest rate. The Note has a 12-month maturity and is convertible into the Company’s Ordinary Shares at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the Note. The conversion price of $0.10 reflects a 67.92% discount on the closing price of the Ordinary Shares on NASDAQ on the date of issuance of the Note (the closing price of the Ordinary Shares on NASDAQ on such date was $0.3118). The Issuer issued 35,480,000 Ordinary Shares to High-Trend as a result of its conversion of the Note on or about September 23, 2024.

Beneficial ownership of the Warrant Shares

The Warrant is exercisable for five years following its issuance for the number of Ordinary Shares equal to 150% of the funded amount, which equals 24,045,181 Ordinary Shares (the “Warrant Shares”), at an initial exercise price equal to $0.166 per share, subject to adjustment.

The disclosure regarding the Agreement, the Note and the Warrant is qualified by the Agreement, the Note and the Warrant, attached hereto as Exhibits 4.1, 4.2 and 4.3, which are incorporated by reference in their entirety into this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 5 is hereby incorporated by reference into this Item 6.

The disclosure regarding the Agreement, the Note and the Warrant is not purported to be completed and is qualified in its entirety by the Agreement, the Note and the Warrant, attached hereto as Exhibits 4.1, 4.2 and 4.3, which are incorporated by reference in their entirety into this Amendment.

Item 7. Material to be Filed as Exhibits.

4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Form 6-K dated September 20, 2024)
4.2	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to the Form 6-K dated September 20, 2024)
4.3	For of Warrant ((incorporated by reference to Exhibit 99.3 to the Form 6-K dated September 20, 2024)
99.1	Joint Filing Agreement dated July 18, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 18, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 27, 2024

By:	/s/ Jinyu Chang
Name:	Jinyu Chang
Title:	Individual

High-Trend Holdings USA LLC.

By:	/s/ Jinyu Chang
Name:	Jinyu Chang
Title:	Manager